Exhibit 99.54

Elemental Altus Forecasts 50% Adjusted Revenue Growth in 2025 and Appoints Sandeep Singh as Director

Vancouver, British Columbia--(Newsfile Corp. - March 3, 2025) - Elemental Altus Royalties Corp. (TSXV: ELE) (OTCQX: ELEMF) ("Elemental Altus" or the "Company") forecasts record Gold Equivalent Ounces ("GEO") and adjusted revenue for 2025, with an expected 50% increase in adjusted revenue to US$32 million at the mid-point of guidance. This comes after the Company delivered record preliminary annual revenue and preliminary adjusted revenue of approximately US$16.3 million and US$21.6 million respectively for 2024. 2024 preliminary adjusted revenue marks a 21% increase from 2023 and underscores the Company's achievement of seven consecutive years of record revenue.

Adjusted revenue guidance for 2025 does not include up to US$15 million in additional payments expected from royalty milestones, buybacks and previous agreements.

In addition, the Company announces the appointment of Sandeep Singh to the board as an independent non-executive director.

Preliminary 2024 Results

•	Record preliminary adjusted 2024 revenue of US$21.6 million (+21% vs 2023) comprised of:
○	US$16.3 million attributable royalty revenue; and
○	US$5.3 million attributable revenue1 from the Caserones copper mine
•	Record preliminary adjusted Q4 revenue of US$6.8 million (+21% vs Q4 2023) comprised of:
○	US$5.5 million attributable royalty revenue; and
○	US$1.3 million attributable revenue1 from the Caserones copper mine
•	Preliminary adjusted 2024 revenue is based on sales volume of approximately 8,990 attributable GEOs, at the low end of the Company's updated guidance due to outperformance of the gold price relative to copper and delayed copper concentrate shipments from Caserones that are expected to be reflected in Q1 2025

2025 Outlook

•	Elemental Altus expects a record 11,600 - 13,200 GEOs in 2025, translating to record adjusted revenue of US$30.1 million to US$34.3 million, based on a gold price of US$2,600/oz and a copper price of US$4.00/lb
•	This represents a 50% year-on-year increase in adjusted revenue at the mid-point of guidance
•	Production is anticipated to be weighted towards the first half of the year, driven by first gold sales at the Korali-Sud royalty and Caserones shipments delayed from Q4 2024 into Q1 2025
•	Up to US$15 million in one-off payments, with over US$10 million expected in the first half of the year
•	2025 guidance is based on public forecasts from operators and the Company's internal assessments

Frederick Bell, CEO of Elemental Altus, commented:

"We are pleased to announce another record year for Elemental Altus, with preliminary adjusted revenue reaching US$21.6 million in 2024 - marking our seventh consecutive year of revenue growth. This 21% increase over 2023 was achieved despite maiden revenue from the Korali-Sud royalty shifting into Q1 2025.

Looking ahead, the Company is nowdebt-free, having repaid US$30 million over the past twelve months. With lower costs driving significant margin expansion and record adjusted revenue, Elemental Altus is well-positioned for continued growth. The Company also stands to benefit from up to US$15 million in additional portfolio payments and has access to an enhanced US$50 million credit facility, providing the strongest balance sheet in the Company's history."

Director Appointment

Elemental Altus is pleased to welcome Sandeep Singh to the Board effective immediately. Mr. Singh brings extensive experience in the mining and royalty sector, including his tenure as President and CEO of Osisko Gold Royalties, where he successfully led its strategic turnaround. His expertise and familiarity with the royalty space and mining capital markets will be strong assets to the Company going forwards.

Robert Milroy has stepped down from the Board of Directors effective today, as previously announced. The Company extends its gratitude to Mr. Milroy for his valuable contributions over many years with the Company.

John Robins, Chair of the Board, commented:

"We are delighted to welcome someone of Sandeep's calibre and experience to the Board. His extensive experience across the mining sector and royalty space will be invaluable as we look to the next stage of the Company's growth. I would also like to thank Robert for his significant contributions over many years in getting the Company to this stage and we wish him all the best in retirement."

Sandeep Singh

Sandeep Singh is currently President and CEO of Western Copper and Gold. Prior to this, he was President and CEO of Osisko Gold Royalties and spent 15 years as an investment banker specializing in the North American metals and mining sector. He has advised numerous mining companies on financing alternatives and strategic matters and has been involved in some of the most complex and value-enhancing M&A transactions in the sector. Mr. Singh holds a Bachelor of Mechanical Engineering degree from Concordia University and an MBA from Oxford University.

Options and RSU Grant

The Company has granted 570,000 restricted share units (each "RSU") and 4,455,866 stock options to directors, officers, employees, and consultants of the Company. The RSUs vest in equal instalments over twelve, twenty-four, and thirty-six months. Each vested RSU will entitle the holder to receive one common share in the capital of the Company or the equivalent cash value thereof at the deemed price of C$1.22 per common share of the Company. The RSUs were granted on February 27, 2025 and will fully vest on February 27, 2028. The stock options are exercisable for a period of 5 years from the date of the grant at an exercise price of C$1.26 per Common Share. The stock options vest in four equal instalments on the date of grant, and on the 6 month, 12 month, and 18 month anniversary thereof. The stock options were granted on February 27, 2025 and will expire on February 27, 2030.

The stock options have been granted to directors, officers, employees, and consultants of the Company under the terms of the Company's stock option and compensation share plan and are subject to the approval of the TSX Venture Exchange.

Frederick Bell

CEO and Director

Corporate & Media Inquiries:

Tel: +1 604 646 4527

Email: info@elementalaltus.com

Elemental Altus is a proud member of Discovery Group. For more information please visit:

www.discoverygroup.ca or contact 604-646-4527.

TSXV: ELE | OTCQX: ELEMF | ISIN: CA28619K1093 | CUSIP: 28619K109

Neither the TSX Venture Exchange (TSX-V) nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this press release. The appointment of the new director to the Board is subject to the approval of the TSX-V.

About Elemental Altus Royalties Corp.

Elemental Altus is an income generating precious metals royalty company with 10 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

Qualified Person

Richard Evans, FAusIMM, is Senior Vice President Technical for Elemental Altus, and a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

Notes

1) Royalty revenue is received at zero cost. Distributions from associates related to Elemental Altus' effective royalty on Caserones are received net of Chilean taxes and have no other costs.

The preliminary adjusted revenue is based on sales volume of approximately 8,990 attributable GEOs from royalty contracts in 2024. This is in line with the lower end of the Company's guidance of 9,000 - 9,500 GEOs. GEO numbers were impacted by significant outperformance of the gold price relative to copper-based revenue, and delayed Caserones copper shipments which are expected to be realised in Q1 2025. These unaudited results should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2024, as and when released.

1. Non-IFRS Measures

The Company has included certain performance measures which are non-IFRS and are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standard meaning under IFRS and other companies may calculate measures differently.

Adjusted Revenue

Adjusted revenue is a non-IFRS financial measure, which is defined as including gross royalty revenue from associated entities holding royalty interests related to Elemental Altus' effective royalty on the Caserones copper mine. Management uses adjusted revenue to evaluate the underlying operating performance of the Company for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as revenue, investors may use adjusted revenue to evaluate the results of the underlying business, particularly as the adjusted revenue may not typically be included in operating results. Management believes that adjusted revenue is a useful measure of the Company performance because it adjusts for items which management believes reflect the Company's core operating results from period to period. Adjusted revenue is intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. It does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Gold Equivalent Ounces

Elemental Altus' adjusted royalty, streaming, and other revenue is converted to an attributable gold equivalent ounce, or GEO, basis by dividing the royalty and other revenue from associates in a period by the average gold price for the same respective period. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. The production forecast was derived using information that is available in the public domain as at the date hereof, which included guidance and estimates prepared and issued by management of the operators of the mining operations in which Elemental Altus holds an interest. The production forecast is sensitive to the performance and operating status of the underlying mines. None of the information has been independently verified by Elemental Altus and may be subject to uncertainty.

There can be no assurance that such information is complete or accurate.

Cautionary note regarding forward-looking statements

This news release contains certain "forward-looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Forward-Looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology (including negative and grammatical variations thereof).

Forward-Looking statements and information include, but are not limited to, statements with respect to forecasts of revenue and adjusted revenue for 2025, the timing for shipments from Caserones, the Company's ability to deliver an increased revenue profile with a lower cost of capital, the future growth, development and focus of the Company, and the acquisition of new royalties and streams. Forward- Looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-Looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental Altus to control or predict, that may cause Elemental Altus' actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental Altus will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID- 19 pandemic and economic uncertainties created by the war in Ukraine and hostilities in the Middle- East; the possibility that future exploration, development or mining results will not be consistent with Elemental Altus' expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental Altus for the year ended December 31, 2023. Elemental Altus undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represents management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

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